UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: October 23, 2015

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

The9 Limited held Annual General Meeting on October 23, 2015

SHANGHAI, CHINA - October 23, 2015. The9 Limited (the “Company,” NASDAQ: NCTY), an online game operator, today announced the results of its annual general meeting of shareholders held in Shanghai on October 23, 2015. At the annual meeting, The Company’s shareholders approved:

1.	the re-election and appointment of Davin Alexander Mackenzie as an independent director (Class II) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2018 Annual General Meeting or until his successor is duly elected and qualified, whichever is earlier.

2.	the election and appointment of Chau Kwok Keung as an independent director (Class II) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2018 Annual General Meeting or until his successor is duly elected and qualified, whichever is earlier.

3.	the re-election and appointment of Ka Keung Yeung as an independent director (Class II) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2018 Annual General Meeting or until his successor is duly elected and qualified, whichever is earlier.

Upon expiration of his term of office, Mr. Chao Y. Wang, a previous Class II and independent director of The Company, is no longer a director of The Company.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 Limited develops and operates, directly or through its affiliates, its proprietary MMO and mobile games including Firefall and DaoFeng. The9 Limited also engages into mobile advertising and mobile app education businesses. In 2013, The9 Limited formed a joint venture with Shanghai ZTE to develop and operate home entertainment set top box business.

For further information, please contact:

Ms. Wendy Weng

Investor Relations Manager

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/